CUSIP NO. 759531106	13D	Page 1 of 20

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _____)*

Relypsa, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

759531106

(CUSIP Number)

Paul Stone

5AM Ventures III, L.P.

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

(650) 233-8600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jason Ford

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5254

November 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 759531106	13D	Page 2 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Ventures III, L.P. (“5AM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,418,066 shares, except that 5AM Partners III, LLC (“5AM Partners III”), the general partner of 5AM III, may be deemed to have sole voting power, and Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage”), the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,418,066 shares, except that 5AM Partners III, the general partner of 5AM III, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,418,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	PN

1 Based on 33,845,329 shares of the Issuer’s Common Stock outstanding as of May 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2014.

CUSIP NO. 759531106	13D	Page 3 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Co-Investors III, L.P. (“5AM Co-Investors III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

62,316 shares, except that 5AM Partners III, the general partner of 5AM Co-Investors III, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

62,316 shares, except that 5AM Partners III, the general partner of 5AM Co-Investors III, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	62,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	PN

1 Based on 33,845,329 shares of the Issuer’s Common Stock outstanding as of May 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2014.

CUSIP NO. 759531106	13D	Page 4 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Partners III, LLC (“5AM Partners III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,480,382 shares, of which 2,418,066 are owned directly by 5AM III and 62,316 are owned directly by 5AM Co-Investors III. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote these shares. Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,480,382 shares, of which 2,418,066 are owned directly by 5AM III and 62,316 are owned directly by 5AM Co-Investors III. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power over these shares. Diekman, Schwab and Rocklage, the managing members of of 5AM Partners III, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,480,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.3%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	OO

1 Based on 33,845,329 shares of the Issuer’s Common Stock outstanding as of May 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2014.

CUSIP NO. 759531106	13D	Page 5 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Ventures II, L.P. (“5AM II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,275,249 shares, except that 5AM Partners II, LLC (“5AM Partners II”), the general partner of 5AM II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,275,249 shares, except that 5AM Partners II, the general partner of 5AM II, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,275,249
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	6.7%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	PN

1 Based on 33,845,329 shares of the Issuer’s Common Stock outstanding as of May 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2014.

CUSIP NO. 759531106	13D	Page 6 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Co-Investors II, L.P. (“5AM Co-Investors II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

89,771 shares, except that 5AM Partners II, the general partner of 5AM Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

89,771 shares, except that 5AM Partners II, the general partner of 5AM Co-Investors II, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	89,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.3%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	PN

1 Based on 33,845,329 shares of the Issuer’s Common Stock outstanding as of May 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2014.

CUSIP NO. 759531106	13D	Page 7 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Partners II, LLC (“5AM Partners II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,365,020 shares, of which 2,275,249 are owned directly by 5AM II and 89,771 are owned directly by 5AM Co-Investors II. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote these shares. Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,365,020 shares, of which 2,275,249 are owned directly by 5AM II and 89,771 are owned directly by 5AM Co-Investors II. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power over these shares. Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,365,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.0%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	OO

1 Based on 33,845,329 shares of the Issuer’s Common Stock outstanding as of May 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2014.

CUSIP NO. 759531106	13D	Page 8 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. John D. Diekman (“Diekman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

4,845,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 2,275,249 are owned directly by 5AM II and 89,771 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Diekman is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

4,845,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 2,275,249 are owned directly by 5AM II and 89,771 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Diekman is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,845,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	14.3%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

1 Based on 33,845,329 shares of the Issuer’s Common Stock outstanding as of May 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2014.

CUSIP NO. 759531106	13D	Page 9 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Andrew J. Schwab (“Schwab”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

4,845,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 2,275,249 are owned directly by 5AM II and 89,771 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Schwab is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

4,845,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 2,275,249 are owned directly by 5AM II and 89,771 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Schwab is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,845,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	14.3%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

1 Based on 33,845,329 shares of the Issuer’s Common Stock outstanding as of May 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2014.

CUSIP NO. 759531106	13D	Page 10 of 20

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. Scott M. Rocklage (“Rocklage”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

4,845,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 2,275,249 are owned directly by 5AM II and 89,771 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Rocklage is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

4,845,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 2,275,249 are owned directly by 5AM II and 89,771 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Rocklage is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,845,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	14.3%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

1 Based on 33,845,329 shares of the Issuer’s Common Stock outstanding as of May 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2014.

CUSIP NO. 759531106	13D	Page 12 of 20

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (“Common Stock”), of Relypsa, Inc., a Delaware corporation (“Issuer”).

ITEM 1.	SECURITY AND ISSUER.

(a)          The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)          The Issuer’s principal executive offices are located at 700 Saginaw Drive, Redwood City, CA 94063.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)          The persons and entities filing this Schedule 13D are 5AM Ventures III, L.P., a Delaware limited partnership (“5AM III”), 5AM Co-Investors III, L.P., a Delaware limited partnership (“5AM Co-Investors III”), 5AM Partners III, LLC, a Delaware limited liability company (“5AM Partners III”), 5AM Ventures II, L.P., a Delaware limited partnership (“5AM II”), 5AM Co-Investors II, L.P., a Delaware limited partnership (“5AM Co-Investors II”), 5AM Partners II, LLC, a Delaware limited liability company (“5AM Partners II”), Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage” and collectively with 5AM III, 5AM Co-Investors III, 5AM Partners III, 5AM II, 5AM Co-Investors II, 5AM Partners II, Diekman, and Schwab, “Reporting Persons”). 5AM Partners III is the general partner of 5AM III and 5AM Co-Investors III and may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II is the general partner of 5AM II and 5AM Co-Investors II and may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Diekman, Schwab and Rocklage are the managing members of 5AM Partners III and 5AM Partners II.

(b)          The address of the principal place of business for each of the Reporting Persons is c/o 5AM Ventures, 2200 Sand Hill Road, Suite 110, Menlo Park, California 94025.

(c)          The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II is to make investments in private and public companies. The principal business of 5AM Partners III is to serve as the general partner of 5AM III and 5AM Co-Investors III. The principal business of 5AM Partners II is to serve as the general partner of 5AM II and 5AM Co-Investors II. Diekman, Schwab and Rocklage are the managing members of 5AM Partners III and 5AM Partners II.

(d)          During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II are each Delaware limited partnerships. 5AM Partners III and 5AM Partners II are each Delaware limited liability companies. Diekman, Schwab and Rocklage are U.S. citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 28, 2007, 5AM II acquired from the Issuer 100 shares of Common Stock for a purchase price of $0.10.  Immediately prior to the closing of the Issuer’s initial public offering, each share of Common Stock automatically converted into 1.47 shares of Common Stock.

CUSIP NO. 759531106	13D	Page 13 of 20

On September 21, 2007, each of 5AM II and 5AM Co-Investors II acquired a Convertible Bridge Note with a principal amount of $46,645.00 and $1,840.00, respectively (“September 2007 Notes”) convertible and exercisable into Series A Convertible Preferred Stock for an aggregate of $48,458.01.

On October 25, 2007, each of 5AM II and 5AM Co-Investors II acquired from the Issuer an aggregate of 10,450,000 shares of Series A Convertible Preferred Stock for a purchase price of $1.00 per share, or $9,500,000.00 in the aggregate, including the conversion of the principal and accrued interest of the September 2007 Notes. On and prior to the close of November 13, 2013, the Series A Convertible Preferred Stock underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.  Immediately prior to the closing of the Issuer’s initial public offering, each share of Series A Preferred Stock automatically converted into 1.47 shares of Common Stock.

On February 12, 2008, Rocklage exercised certain options to purchase Common Stock, pursuant to which each of 5AM II and 5AM Co-Investors II, as beneficial owners, acquired from the Issuer an aggregate of 300,000 shares of Common Stock for a purchase price of $0.25 per share, or $75,000.00 in the aggregate.

On March 25, 2008, each of 5AM II and 5AM Co-Investors II acquired from a selling shareholder an aggregate of 950,000 shares of Series A Convertible Preferred Stock for a purchase price of $1.00 per share, or $950,000.00 in the aggregate. On and prior to the close of November 13, 2013, the Series A Convertible Preferred Stock underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.  Immediately prior to the closing of the Issuer’s initial public offering, each share of Series A Preferred Stock automatically converted into 1.47 shares of Common Stock.

On February 2, 2009, each of 5AM II and 5AM Co-Investors II acquired from the Issuer an aggregate of 3,087,501 shares of Series A Convertible Preferred Stock for a purchase price of $1.00 per share, or $3,087,501.00 in the aggregate. On and prior to the close of November 13, 2013, the Series A Convertible Preferred Stock underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.  Immediately prior to the closing of the Issuer’s initial public offering, each share of Series A Preferred Stock automatically converted into 1.47 shares of Common Stock.

On April 24, 2009, Rocklage exercised certain options to purchase Common Stock, pursuant to which each of 5AM II and 5AM Co-Investors II, as beneficial owners, acquired from the Issuer an aggregate of 80,000 shares of Common Stock for a purchase price of $0.16 per share, or $12,800.00 in the aggregate.

On April 27, 2010, each of 5AM II and 5AM Co-Investors II acquired Convertible Bridge Notes with principal amounts of $1,096,054.38 and $43,248.04, respectively (“April 2010 Notes”), and Warrants convertible and exercisable into Series B-1 Convertible Preferred Stock from the Issuer for an aggregate of $1,139,313.81.

On July 23, 2010, each of 5AM II and 5AM Co-Investors II acquired Convertible Bridge Notes with principal amounts of $605,749.58 and $23,901.63, respectively (“July 2010 Notes”), and Warrants convertible and exercisable into Series B-1 Convertible Preferred Stock from the Issuer for an aggregate of $629,657.51.

On September 7, 2010, each of 5AM II and 5AM Co-Investors II acquired from the Issuer an aggregate of 6,914,657 shares of Series B-1 Convertible Preferred Stock for a purchase price of $0.785 per share, or $5,428,005.75 in the aggregate, including the conversion of the principal and accrued interest of each of the April 2010 Notes and the July 2010 Notes. On and prior to the close of November 13, 2013, the Series B-1 Convertible Preferred Stock underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.  Immediately prior to the closing of the Issuer’s initial public offering, each share of Series B-1 Preferred Stock automatically converted into 1.47 shares of Common Stock.

On July 28, 2011, each of 5AM II and 5AM Co-Investors II acquired from the Issuer an aggregate of 10,315,254 shares of Series B-2 Convertible Preferred Stock for a purchase price of $0.534 per share, or $5,508,345.64 in the aggregate. On and prior to the close of November 13, 2013, the Series B-2 Convertible Preferred Stock underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.   Immediately prior to the closing of the Issuer’s initial public offering, each share of Series B-2 Preferred Stock automatically converted on a 1-for-1 basis into Common Stock.

CUSIP NO. 759531106	13D	Page 14 of 20

On July 26, 2012, each of 5AM II, 5AM Co-Investors II, 5AM III and 5AM Co-Investors III acquired from the Issuer an aggregate of 20,918,374 shares of Series C-1 Convertible Preferred Stock for a purchase price of $0.534 per share, or $11,170,411.72in the aggregate. On and prior to the close of November 13, 2013, the Series C-1 Convertible Preferred Stock underwent a reverse split on a 1-for-17.2 basis, for no additional consideration. Immediately prior to the closing of the Issuer’s initial public offering, each share of Series C-1 Preferred Stock automatically converted on a 1-for-1 basis into Common Stock.

On September 24, 2012, each of 5AM II, 5AM Co-Investors II, 5AM III and 5AM Co-Investors III acquired from the Issuer an aggregate of 4,564,607shares of Series C-1 Convertible Preferred Stock for a purchase price of $0.534 per share, and Warrants convertible and exercisable into Series C-1 Convertible Preferred Stock from the Issuer for an aggregate of $2,437,548.88. On and prior to the close of November 13, 2013, the Series C-1 Convertible Preferred Stock underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.  Immediately prior to the closing of the Issuer’s initial public offering, each share of Series C-1 Preferred Stock automatically converted on a 1-for-1 basis into Common Stock.

On October 9, 2013, each of 5AM II, 5AM Co-Investors II, 5AM III and 5AM Co-Investors III acquired from the Issuer an aggregate of 5,880,688 shares of Series C-2 Convertible Preferred Stock for a purchase price of $0.534 per share, and Warrants convertible and exercisable into Series C-2 Convertible Preferred Stock from the Issuer for an aggregate of $3,140,298.63. On and prior to November 13, 2013, the Series C-2 Convertible Preferred Stock underwent a reverse split on a 1-for-17.2 basis, for no additional consideration.  Immediately prior to the closing of the Issuer’s initial public offering, each share of Series C-2 Preferred Stock automatically converted on a 1-for-1 basis into Common Stock.

Immediately prior to the Issuer’s initial public offering, 5AM II, 5AM Co-Investors II, 5AM III and 5AM Co-Investors III elected to net-exercise the Warrants for (i) 450,687 shares of Series B-1 Convertible Preferred Stock at a price of $0.785 per share and (ii) 9,129,214 shares of Series C-1 Convertible Preferred Stock and 2,106,742 shares of Series C-2 Convertible Preferred Stock at a price of $0.01 per share.

On November 15, 2013, in connection with the Issuer’s initial public offering, 5AM III and 5AM Co-Investors III purchased an aggregate of 372,692 shares of Common Stock for a purchase price of $11.00 per share, or $4,099,612.00 in the aggregate.

The source of the funds for all purchases by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective partners or members. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 759531106	13D	Page 15 of 20

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)          Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 33,845,329 shares of Common Stock outstanding.

(c)          Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)          Under certain circumstances set forth in the limited partnership agreements of 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II, the general partners and limited partners of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)          Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Rocklage, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus filed with the Commission by the Issuer on November 15, 2013, and incorporated herein by reference.

In connection with the Issuer’s initial public offering, the Reporting Persons and certain other persons entered into that certain Second Amended and Restated Investor Rights Agreement dated as of July 26, 2012 (as amended) with the Issuer, entitling such parties to the registration of their shares, including demand, piggyback and Form S-3 registration rights. Such registration rights are more fully described in the Prospectus filed with the Commission by the Issuer on November 15, 2013, and incorporated herein by reference.

In connection with the Issuer’s initial public offering, and follow-on offering, the Reporting Persons and certain other persons entered into that certain Lock-Up Agreement with the Issuer, and have agreed not to offer or sell for a period of 180 days after the date of the public offering. After the expiration of the 180-day period, the Common Stock held by the Reporting Persons may be sold subject to applicable securities regulations. Such lock-up period is more fully described in the Prospectus filed with the Commission by the Issuer on November 15, 2013, and incorporated herein by reference.  A copy of such Lock-Up Agreement is filed as Exhibit C and incorporated herein by reference.

In connection with the Issuer’s follow-on offering, the Reporting Persons and certain other persons entered into that certain Lock-Up Agreement with the Issuer, and have agreed not to offer or sell for a period of 90 days after the date of the public offering. After the expiration of the 90-day period, the Common Stock held by the Reporting Persons may be sold subject to applicable securities regulations. Such lock-up period is more fully described in the Form S-1 filed with the Commission by the Issuer on March 19, 2014, and incorporated herein by reference. A copy of such Lock-Up Agreement is filed as Exhibit D and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.

EXHIBIT B	Second Amended and Restated Investor Rights Agreement dated as of July 26, 2012, by and among Relypsa, Inc. and the investors listed therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013).
EXHIBIT C	Lock-Up Letter Agreement for initial public offering.
EXHIBIT D	Lock-Up Letter Agreement for follow on offering.
EXHIBIT E	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013)

CUSIP NO. 759531106	13D	Page 16 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 28, 2014

5AM VENTURES III, L.P.
5AM CO-INVESTORS III, L.P.

By:	5AM Partners III, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM PARTNERS III, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM VENTURES II, L.P.
5AM CO-INVESTORS II, L.P.

By:	5AM Partners II, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM PARTNERS II, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

DR. JOHN D. DIEKMAN

By:	/s/ Dr. John D. Diekman
Dr. John D. Diekman

CUSIP NO. 759531106	13D	Page 17 of 20

ANDREW J. SCHWAB

By:	/s/ Andrew J. Schwab
Andrew J. Schwab

DR. SCOTT M. ROCKLAGE

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

CUSIP NO. 759531106	13D	Page 18 of 20

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.

B	Second Amended and Restated Investor Rights Agreement dated as of July 26, 2012, by and among Relypsa, Inc. and the investors listed therein (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013).
C	Lock-Up Letter Agreement for initial public offering.
D	Lock-Up Letter Agreement for follow-on offering.
E	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 27, 2013)

CUSIP NO. 759531106	13D	Page 19 of 20

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Relypsa, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: July 28, 2014

5AM VENTURES III, L.P.
5AM CO-INVESTORS III, L.P.

By:	5AM Partners III, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM PARTNERS III, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM VENTURES II, L.P.
5AM CO-INVESTORS II, L.P.

By:	5AM Partners II, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM PARTNERS II, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

CUSIP NO. 759531106	13D	Page 20 of 20

DR. JOHN D. DIEKMAN

By:	/s/ Dr. John D. Diekman
Dr. John D. Diekman

ANDREW J. SCHWAB

By:	/s/ Andrew J. Schwab
Andrew J. Schwab

DR. SCOTT M. ROCKLAGE

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

RELYPSA, INC.

LOCK-UP AGREEMENT

July 31, 2013

Morgan Stanley & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cowen and Company, LLC

As Representatives of the several

Underwriters listed in Schedule I to

the Underwriting Agreement

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated

1 Bryant Park

New York, NY 10036

c/o Cowen and Company, LLC

599 Lexington Avenue, 27th Floor

New York, NY 10022

Ladies and Gentlemen:

The undersigned understands that you, Morgan Stanley & Co. LLC (“Morgan Stanley”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Cowen and Company, LLC (“Cowen”), as representatives of the several Underwriters (as defined below) (each of Morgan Stanley, Merrill Lynch and Cowen is a “Representative” and together, the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Relypsa, Inc., a Delaware corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of shares (the “Shares”) of the Common Stock, $0.001 par value per share, of the Company (the “Common Stock”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of each of Morgan Stanley and Merrill Lynch on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing restrictions shall not apply to: (a) any shares of Common Stock to be sold by the undersigned pursuant to the Underwriting Agreement; (b) transfers or dispositions of the undersigned’s shares of Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock) (i) as a bona fide gift; (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned; (iii) to any corporation, partnership, limited liability company, investment fund or other entity controlled or managed, or under common control or management by the undersigned or the immediate family of the undersigned; (iv) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned; (v) as distributions to partners, members or stockholders of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (b)(i) through (v), (x) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (y) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Restricted Period (other than a filing on a Form 5); (c) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that (i) such plan does not provide for the transfer of Common Stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the Restricted Period; (d) the exercise of options to purchase shares of Common Stock granted under any stock incentive plan or stock purchase plan of the Company, provided that the underlying shares shall continue to be subject to the restrictions on transfer set forth in this agreement and provided further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Restricted Period (other than a filing on a Form 5); (e) the exercise (whether for cash, cashless, or net exercise) of warrants to purchase shares of Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock), provided that the underlying shares shall continue to be subject to the restrictions on transfer set forth in this agreement and provided further that, other than in respect of warrants that will expire or automatically exercise by their terms in connection with the Public Offering, no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Restricted Period (other than a filing on a Form 5); (f) the transfer of shares of Common Stock (or any security convertible into Common Stock) to the Company or sold in connection with a vesting event of the Company’s securities or upon the exercise of options to purchase the Company’s securities, on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Restricted Period (other than a filing on a Form 5); (g) the transfer or disposition of the undersigned’s shares of Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock) that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement provided that each transferee shall sign and deliver a lock-up letter substantially in the form of this letter; (h) the conversion of the outstanding preferred stock of the Company into shares of Common Stock; provided that such shares of Common Stock shall continue to be subject to the restrictions on transfer set forth in this agreement; (i) during the 180 days after the date of the Prospectus, the transfer of shares of Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Common Stock involving a change of control of the Company; provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Common Stock owned by the undersigned shall remain subject to the restrictions contained in this agreement or (j) the transfer or disposal of shares of Common Stock acquired on the open market following the Public Offering provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Restricted Period (other than a filing on a Form 5). For purposes of this agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin and “change of control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 50% of total voting power of the voting stock of the Company. In addition, the undersigned agrees that, without the prior written consent of each of Morgan Stanley and Merrill Lynch on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, other than in connection with a Follow-on Offering (defined below). The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer-directed Shares the undersigned may purchase in the offering.

If the undersigned is an officer or director of the Company, Morgan Stanley and Merrill Lynch agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, Morgan Stanley and/or Merrill Lynch will notify the Company of the impending release or waiver, and the Company will agree in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by Morgan Stanley and Merrill Lynch hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

In the event that any equity holder other than the undersigned is permitted by Morgan Stanley and Merrill Lynch to sell or otherwise transfer or dispose of shares of the Company’s

Common Stock for value, the same percentage of shares of the Company’s Common Stock held by the undersigned (the “Pro-rata Release”) shall be immediately and fully released on the same terms from any remaining lockup restrictions set forth herein; provided, however, that such Prorata Release shall not be applied in the event of (a) permission granted to any individual party by Morgan Stanley and Merrill Lynch to sell or otherwise transfer or dispose of shares of the Company’s Common Stock for value in an amount less than or equal to $1,000,000 in aggregate value of the Company’s Common Stock in respect of such party, or (b) any underwritten public offering, whether or not such offering or sale is wholly or partially a secondary offering of the Company’s Common Stock during the restricted period set forth above (the “Underwritten Sale”); provided, however, that the undersigned, to the extent the undersigned has a contractual right to demand or require the registration of the undersigned’s Common Stock or otherwise “piggyback” on a registration statement filed by the Company for the offer and sale of its Common Stock, is offered the opportunity to participate on a basis consistent with such contractual rights in such Underwritten Sale (a “Follow-on Offering”). In the event that any percentage of such Common Stock permitted to be sold or otherwise transferred or disposed for value are subject to any restrictions of the type set forth in clauses (a) through (j) of the second paragraph of this agreement, the same provisos shall be applicable to the release of the same percentage of the Company’s Common Stock held by the undersigned. In the event that the undersigned is released from any of its obligations under this agreement or, by virtue of this agreement, becomes entitled to offer, pledge, sell, contract to sell, or otherwise dispose of any Common Stock (or any securities convertible into Common Stock) prior to the date that is 180 days after the date of the Prospectus, the Representatives shall use their commercially reasonable efforts to provide notification of such to the undersigned within three (3) business days thereof; provided that the failure to provide such notice shall not give rise to any claim or liability against the Representatives or the Underwriters.

The undersigned understands that, if (i) either Morgan Stanley, Merrill Lynch and Cowen, on the one hand, or the Company, on the other hand, informs the other, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Public Offering; (ii) the Underwriting Agreement does not become effective by February 14, 2014; (iii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder; or (iv) the registration statement filed with the Securities and Exchange Commission in connection with the Public Offering is withdrawn, the undersigned shall be released from all obligations under this agreement. The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Very truly yours,

5AM VENTURES II, LP by its General Partner

5AM Partners II LLC

By: /s/ Scott Rocklage

       Scott Rocklage, Managing Member

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

5AM CO-INVESTORS II, LP, by its General Partner

5AM Partners II LLC

By: /s/ Scott Rocklage

       Scott Rocklage, Managing Member

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

5AM VENTURES III, LP by its General Partner

5AM Partners III LLC

By: /s/ Scott Rocklage

       Scott Rocklage, Managing Member

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

5AM CO-INVESTORS III, LP, by its General Partner

5AM Partners III LLC

By: /s/ Scott Rocklage

       Scott Rocklage, Managing Member

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

[Signature page to lock-up agreement]

RELYPSA, INC.

LOCK-UP AGREEMENT

March 18, 2014

Morgan Stanley & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Cowen and Company, LLC

As Representatives of the several

Underwriters listed in Schedule I to

the Underwriting Agreement

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

c/o Merrill Lynch, Pierce, Fenner & Smith

Incorporated

1 Bryant Park

New York, NY 10036

c/o Cowen and Company, LLC

599 Lexington Avenue, 27th Floor

New York, NY 10022

Ladies and Gentlemen:

The undersigned understands that you, Morgan Stanley & Co. LLC (“Morgan Stanley”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Cowen and Company, LLC (“Cowen”), as representatives of the several Underwriters (as defined below) (each of Morgan Stanley, Merrill Lynch and Cowen is a “Representative” and together, the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Relypsa, Inc., a Delaware corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of shares (the “Shares”) of the Common Stock, $0.001 par value per share, of the Company (the “Common Stock”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of each of Morgan Stanley and Merrill Lynch on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the final prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing restrictions shall not apply to: (a) any shares of Common Stock to be sold by the undersigned pursuant to the Underwriting Agreement; (b) transfers or dispositions of the undersigned’s shares of Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock) (i) as a bona fide gift; (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned; (iii) to any corporation, partnership, limited liability company, investment fund or other entity controlled or managed, or under common control or management by the undersigned or the immediate family of the undersigned; (iv) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned; (v) as distributions to partners, members or stockholders of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (b)(i) through (v), (x) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (y) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the Restricted Period (other than a filing on a Form 5); (c) the establishment of a trading plan pursuant to Rule 10b5- 1 under the Exchange Act for the transfer of shares of Common Stock, provided that (i) such plan does not provide for the transfer of Common Stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the Restricted Period; (d) the exercise of options to purchase shares of Common Stock granted under any stock incentive plan or stock purchase plan of the Company, provided that the underlying shares shall continue to be subject to the restrictions on transfer set forth in this agreement and provided further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Restricted Period (other than a filing on a Form 5); (e) the exercise (whether for cash, cashless, or net exercise) of warrants to purchase shares of Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock), provided that the underlying shares shall continue to be subject to the restrictions on transfer set forth in this agreement and provided further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Restricted Period (other than a filing on a Form 5); (f) the transfer of shares of Common Stock (or any security convertible into Common Stock) to the Company or sold in connection with a vesting event of the Company’s securities or upon the exercise of options to purchase the Company’s securities, on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Restricted Period (other than a filing on a Form 5); (g) the transfer or disposition of the undersigned’s shares of Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock) that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement provided that each transferee shall sign and deliver a lock-up letter substantially in the form of this letter; (h) during the 90 days after the date of the Prospectus, the transfer of shares of Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Common Stock involving a change of control of the Company; provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Common Stock owned by the undersigned shall remain subject to the restrictions contained in this agreement or (i) transactions relating to shares of Common Stock or other securities acquired in open market transactions after completion of the Public Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions during the Restricted Period (other than a filing on a Form 5). For purposes of this agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin and “change of control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 50% of total voting power of the voting stock of the Company. In addition, the undersigned agrees that, without the prior written consent of each of Morgan Stanley and Merrill Lynch on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, other than in connection with a Follow-on Offering (defined below). The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

In the event that any equity holder other than the undersigned is permitted by Morgan Stanley and Merrill Lynch to sell or otherwise transfer or dispose of shares of the Company’s Common Stock for value, the same percentage of shares of the Company’s Common Stock held by the undersigned (the “Pro-rata Release”) shall be immediately and fully released on the same terms from any remaining lockup restrictions set forth herein; provided, however, that such Pro-rata Release shall not be applied in the event of (a) permission granted to any individual party by Morgan Stanley and Merrill Lynch to sell or otherwise transfer or dispose of shares of the Company’s Common Stock for value in an amount less than or equal to $1,000,000 in aggregate value of the Company’s Common Stock in respect of such party, or (b) any underwritten public offering, whether or not such offering or sale is wholly or partially a secondary offering of the Company’s Common Stock during the restricted period set forth above (the “Underwritten Sale”); provided, however, that the undersigned, to the extent the undersigned has a contractual right to demand or require the registration of the undersigned’s Common Stock or otherwise “piggyback” on a registration statement filed by the Company for the offer and sale of its Common Stock, is offered the opportunity to participate on a basis consistent with such contractual rights in such Underwritten Sale (a “Follow-on Offering”). In the event that any percentage of such Common Stock permitted to be sold or otherwise transferred or disposed for value are subject to any restrictions of the type set forth in clauses (a) through (i) of the second paragraph of this agreement, the same provisos shall be applicable to the release of the same percentage of the Company’s Common Stock held by the undersigned. In the event that the undersigned is released from any of its obligations under this agreement or, by virtue of this agreement, becomes entitled to offer, pledge, sell, contract to sell, or otherwise dispose of any Common Stock (or any securities convertible into Common Stock) prior to the date that is 90 days after the date of the Prospectus, the Representatives shall use their commercially reasonable efforts to provide notification of such to the undersigned within three (3) business days thereof; provided that the failure to provide such notice shall not give rise to any claim or liability against the Representatives or the Underwriters.

The undersigned understands that, if (i) either Morgan Stanley, Merrill Lynch and Cowen, on the one hand, or the Company, on the other hand, informs the other, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Public Offering; (ii) the Underwriting Agreement does not become effective by May 1, 2014; (iii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder; or (iv) the registration statement filed with the Securities and Exchange Commission in connection with the Public Offering is withdrawn, the undersigned shall be released from all obligations under this agreement. The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Very truly yours,

5AM VENTURES II, LP, by its General Partner

5AM Partners II LLC

By: /s/ Scott Rocklage

       Scott Rocklage, Managing Member

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

5AM CO-INVESTORS II, LP, by its General Partner

5AM Partners II LLC

By: /s/ Scott Rocklage

       Scott Rocklage, Managing Member

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

5AM VENTURES III, LP by its General Partner

5AM Partners III LLC

By: /s/ Scott Rocklage

       Scott Rocklage, Managing Member

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

5AM CO-INVESTORS III, LP, by its General Partner

5AM Partners III LLC

By: /s/ Scott Rocklage

       Scott Rocklage, Managing Member

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

[Signature page to lock-up agreement]